Exhibit 99.1

Brookfield Property Partners

PRESS RELEASE

BROOKFIELD PROPERTY FINANCE ULC COMPLETES
MEDIUM TERM NOTES ISSUE FOR C$300 MILLION

Not for distribution to U.S. newswire services nor for dissemination to the United States

Brookfield News, July 3, 2018 - Brookfield Property Finance ULC, a subsidiary of Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN), announced today the completion of its Medium Term Notes, Series 1 issue (the “Notes”). The Notes will be fully and unconditionally guaranteed by Brookfield Property Partners and certain of its key holding subsidiaries. The Notes were offered by a syndicate of agents co-led by CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and Scotia Capital Inc.

The Notes, due July 3, 2023, will bear interest at a rate of 4.346% per annum, payable semi-annually. The net proceeds of the issue will be used by Brookfield Property Finance ULC for general corporate purposes.

The Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

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Brookfield Contact:
Matthew Cherry
Senior Vice President, Investor Relations and Communications
Tel: (212) 417-7488
Email: matthew.cherry@brookfield.com

Forward-Looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws. The words, “will”, “expected”, “intends” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering. Although Brookfield Property Partners believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Property Partners are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Property Partners to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Property Partners with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Property Partners’ most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Property Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.